INDEPENDENT AUDITORS’ CONSENT

The Board of Directors and Stockholders
Emulex Corporation:

We consent to incorporation by reference in the registration statements (Nos. 33-40959, 333-56440, 333-87090, 333-01533, 333-52842 and 333-101657) on Form S-8 and Form S-3 of Emulex Corporation of our report dated August 1, 2003, except as to note 17, which is as of August 27, 2003, with respect to the consolidated balance sheets of Emulex Corporation and subsidiaries as of June 29, 2003, and June 30, 2002, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended June 29, 2003, and the related schedule, which report appears in the June 29, 2003, annual report on Form 10-K of Emulex Corporation. Our report refers to a change in method of accounting for goodwill and intangible assets effective July 1, 2002.

KPMG LLP
Costa Mesa, California September 23, 2003

EXHIBIT 23